Exhibit 99.1

Condensed Consolidated Balance Sheets (Unaudited)

(in CHF thousands)

Balance Sheets	Notes	As of March 31, 2022	As of December 31, 2021
ASSETS
Non-current assets
Property, plant and equipment	5	4,908	5,116
Right-of-use assets	6	2,774	2,914
Intangible asset	8	50,416	50,416
Long-term financial assets	6	363	363
Total non-current assets		58,461	58,809

Current assets
Prepaid expenses	9	2,805	3,015
Accrued income	3	152	975
Other current receivables		266	428
Short-term financial assets	10	116,000	116,000
Cash and cash equivalents	10	57,835	82,216
Total current assets		177,058	202,634
Total assets		235,519	261,443

SHAREHOLDERS’ EQUITY AND LIABILITIES

Shareholders’ equity
Share capital		1,795	1,794
Share premium		431,253	431,251
Treasury shares	11	(124)	(124)
Accumulated losses		(218,793)	(200,942)
Total shareholders’ equity		214,131	231,979

Non-current liabilities
Long-term lease liabilities	6	2,196	2,340
Net employee defined benefit liabilities		7,281	7,098
Total non-current liabilities		9,477	9,438

Current liabilities
Trade and other payables		501	2,003
Accrued expenses	7	10,571	16,736
Deferred income	3	266	717
Short-term lease liabilities	6	573	570
Total current liabilities		11,911	20,026
Total liabilities		21,388	29,464
Total shareholders’ equity and liabilities		235,519	261,443

The accompanying notes form an integral part of these Interim Condensed Consolidated Financial Statements (Unaudited).

Condensed Consolidated Statements of Income/(Loss) (Unaudited)

(in CHF thousands except for share and per share data)

		For the Three Months Ended March 31,
	Notes	2022	2021
Revenue
Contract revenue	3	—	—
Total revenue		—	—

Operating expenses
Research & development expenses		(15,123)	(13,329)
General & administrative expenses		(4,166)	(4,338)
Other operating income/(expense)	3	459	416
Total operating expenses		(18,830)	(17,251)
Operating loss		(18,830)	(17,251)

Financial income	12	—	—
Financial expense	12	(154)	(26)
Exchange differences	12	140	543
Finance result, net	12	(14)	517

Loss before tax		(18,844)	(16,734)
Income tax expense		(4)	—
Loss for the period		(18,848)	(16,734)

Loss per share:	4
Basic and diluted loss per share for the period attributable to equity holders		(0.23)	(0.23)

Condensed Consolidated Statements of Comprehensive Income/(Loss) (Unaudited)

		For the Three Months ended March 31,
(in CHF thousands)	Note	2022	2021

Loss for the period		(18,848)	(16,734)
Items that may be reclassified to income or loss in subsequent periods (net of tax):
Currency translation differences		10	—
Items that will not be reclassified to income or loss in subsequent periods (net of tax):
Re-measurement losses on defined-benefit plans		—	—
Other comprehensive income/(loss)		10	—
Total comprehensive loss, net of tax		(18,838)	(16,734)

The accompanying notes form an integral part of these Interim Condensed Consolidated Financial Statements (Unaudited).

Condensed Consolidated Statements of Changes in Equity (Unaudited)

(in CHF thousands)

	Notes	Share capital	Share premium	Treasury shares	Accumulated losses	Total
Balance as of January 1, 2021		1,538	346,890	(100)	(132,850)	215,478
Loss for the period		—	—	—	(16,734)	(16,734)
Other comprehensive income/(loss)		—	—	—	—	—
Total comprehensive loss		—	—	—	(16,734)	(16,734)
				—
Share-based payments		—	—	—	857	857
Proceeds from sale of treasury shares in public offerings, net of underwriting fees	11	—	7,937	15	—	7,952
Transaction offering costs			(125)			(125)
Issuance of shares, net of transaction costs:
restricted share awards		1	39	—	(47)	(7)
exercise of options		—	(5)	—	—	(5)
Balance as of March 31, 2021		1,539	354,736	(85)	(148,774)	207,416

	Notes	Share capital	Share premium	Treasury shares	Accumulated losses	Total
Balance as of January 1, 2022		1,794	431,251	(124)	(200,942)	231,979
Loss for the period		—	—	—	(18,848)	(18,848)
Other comprehensive income/(loss)		—	—	—	10	10
Total comprehensive loss		—	—	—	(18,838)	(18,838)

Share-based payments		—	—	—	989	989
Transaction offering costs
Issuance of shares, net of transaction costs:
restricted share awards		—	2	—	(2)	—
exercise of options		1	—	—	—	1
Balance as of March 31, 2022		1,795	431,253	(124)	(218,793)	214,131

The accompanying notes form an integral part of these Interim Condensed Consolidated Financial Statements (Unaudited).

Condensed Consolidated Statements of Cash Flows (Unaudited)

(in CHF thousands)

		For the Three Months Ended March 31,
	Notes	2022	2021
Operating activities
Loss for the period		(18,848)	(16,734)
Adjustments to reconcile net loss for the period to net cash flows:
Depreciation of property, plant and equipment	5	460	441
Depreciation of right-of-use assets	6	140	107
Finance (income)/expense, net	12	(179)	(638)
Share-based compensation expense		989	857
Change in net employee defined benefit liability		183	155
Interest expense	12	151	23
Changes in working capital:
Decrease in prepaid expenses	9	186	586
Decrease in accrued income	3	828	810
Decrease/(increase) in other current receivables		162	(50)
(Decrease) in accrued expenses		(5,128)	(1,449)
(Decrease)/increase in deferred income	3	(459)	368
(Decrease) in trade and other payables		(1,493)	(1,798)
Cash used in operating activities		(23,008)	(17,322)
Interest income		—	—
Interest paid		(132)	(15)
Finance costs		(3)	(2)
Net cash flows used in operating activities		(23,143)	(17,339)

Investing activities
Purchases of property, plant and equipment	5	(540)	(790)
Net cash flows used in investing activities		(540)	(790)

Financing activities
Principal payments of lease obligations	6	(141)	(108)
Proceeds from sale of treasury shares in public offerings, net of underwriting fees	11	—	7,952
Transaction costs on public offerings	11	—	(125)
Transaction costs associated with issuance of shares		(776)	—
Proceeds from issuance of common shares		1	(12)
Net cash flows (used in)/provided by financing activities		(916)	7,707

Net decrease in cash and cash equivalents		(24,599)	(10,422)

Cash and cash equivalents at January 1		82,216	160,893
Exchange gain/(loss) on cash and cash equivalents		218	621
Cash and cash equivalents at March 31		57,835	151,092
Net decrease in cash and cash equivalents		(24,599)	(10,422)

Supplemental non-cash activity
Capital expenditures in Trade and other payables or Accrued expenses	5	15	131

The accompanying notes form an integral part of these Interim Condensed Consolidated Financial Statements (Unaudited).

Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)
(in CHF thousands, except share and per share amounts)

1.	Corporate information

AC Immune SA was founded in 2003. The Company controls a fully-owned subsidiary, AC Immune USA, Inc. (“AC Immune USA” or “Subsidiary” and, together with AC Immune SA, “AC Immune,” “ACIU,” “Company,” “we,” “our,” “ours,” “us”), which was registered and organized under the laws of Delaware, USA in June 2021. The Company and its Subsidiary form the Group (See “Note 2. Basis of Preparation”).

AC Immune SA is a clinical-stage biopharmaceutical company leveraging our two proprietary technology platforms to discover, design and develop novel proprietary medicines and diagnostics for prevention and treatment of neurodegenerative diseases (NDD) associated with protein misfolding. Misfolded proteins are generally recognized as the leading cause of NDD, such as Alzheimer’s disease (AD) and Parkinson’s disease (PD), with common mechanisms and drug targets, such as amyloid beta (Abeta), Tau, alpha-synuclein (a-syn) and TDP-43. Our corporate strategy is founded upon a three-pillar approach that targets (i) AD, (ii) focused non-AD NDD including Parkinson’s disease, ALS and NeuroOrphan indications and (iii) diagnostics. We use our two unique proprietary platform technologies, SupraAntigen (conformation-specific biologics) and Morphomer (conformation-specific small molecules), to discover, design and develop novel medicines and diagnostics to target misfolded proteins.

The Interim Condensed Consolidated Financial Statements of AC Immune SA as of and for the three months ended March 31, 2022 were authorized for issuance by the Company’s Audit and Finance Committee on April 26, 2022.

2.	Basis of preparation and changes to the Company’s accounting policies

Statement of compliance

These Interim Condensed Consolidated Financial Statements as of March 31, 2022 and for the three months ended March 31, 2022 and 2021, have been prepared in accordance with International Accounting Standard 34 (IAS 34), Interim Financial Reporting as issued by the International Accounting Standards Board (IASB), and such financial information should be read in conjunction with the audited consolidated financial statements in AC Immune’s Annual Report on Form 20-F for the year ended December 31, 2021.

Basis of measurement

These Interim Condensed Consolidated Financial Statements have been prepared under the historical cost convention except for items that are required to be accounted for at fair value.

Functional and reporting currency

These Interim Condensed Consolidated Financial Statements and accompanying notes are presented in Swiss Francs (“CHF”), which is AC Immune SA’s functional currency and the Group’s reporting currency. The Company’s subsidiary has a functional currency of the US Dollar (“USD”). The following exchange rates have been used for the translation of the financial statements of AC Immune USA:

	For the Three Months Ended March 31
	2022	2021
CHF/USD
Closing rate, USD 1	0.932	—
Weighted average exchange rate, USD 1	0.933	—

Basis of consolidation

The Company wholly owns its Subsidiary and fully consolidates its financial statements into these Interim Condensed Consolidated Financial Statements.

Critical judgments and accounting estimates

The preparation of the Company’s Interim Condensed Consolidated Financial Statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the amounts reported in the Interim Condensed Consolidated Financial Statements and accompanying notes, and the related application of accounting policies as it relates to the reported amounts of assets, liabilities, income and expenses.

The areas where AC Immune has had to make judgments, estimates and assumptions relate to (i) revenue recognition on Licensing and Collaboration Agreements, (ii) clinical development accruals, (iii) net employee defined benefit liability, (iv) income taxes, (v) share-based compensation, (vi) right-of-use assets and lease liabilities and (vii) our IPR&D asset. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Fair value of financial assets and liabilities

The Company’s financial assets and liabilities are composed of receivables, short-term and long-term financial assets, cash and cash equivalents, trade and other payables, accrued expenses and lease liabilities. The fair value of these financial instruments approximates their respective carrying values due to the short-term maturity of these instruments, and are held at their amortized cost in accordance with IFRS 9, unless otherwise explicitly noted.

Accounting policies, new standards, interpretations and amendments adopted by the Company

The accounting policies adopted in the preparation of the Interim Condensed Consolidated Financial Statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2021.

The Company has not adopted any other standard, interpretation or amendment that has been issued but is not yet effective. Such standards are not currently expected to have a material impact on the entity in the current or future reporting periods, and on foreseeable future transactions.

Going concern

The Company believes that it will be able to meet all of its obligations as they fall due for at least 12 months from March 31, 2022, after considering the Company’s cash position of CHF 57.8 million and short-term financial assets of CHF 116.0 million as of March 31, 2022. Hence, the unaudited Interim Condensed Consolidated Financial Statements have been prepared on a going-concern basis.

To date, the Company has financed its cash requirements primarily from its public offerings, share issuances, contract revenues from license and collaboration agreements and grants. The Company is a clinical stage company and is exposed to all the risks inherent to establishing a business. Inherent to the Company’s business are various risks and uncertainties, including the substantial uncertainty as to whether current projects will succeed. The Company’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection, (ii) enter into collaborations with partners in the pharmaceutical and biopharmaceutical industries, (iii) successfully move its product candidates through clinical development, (iv) attract and retain key personnel and (v) acquire capital to support its operations.

In addition to the foregoing, based on the Company’s current assessment, the Company does not expect any material impact on its long-term development timeline, its liquidity or ability to remain a going concern due to the worldwide spread of the Covid-19 virus. The Company continues to assess the effect on its operations by carefully monitoring the spread of Covid-19 and taking appropriate steps intended to offset any negative impacts from the Covid-19 virus.

3.	Contract revenues

For the three months ended March 31, 2022 and 2021, AC Immune generated no contract revenues. This represents no change.

The following table presents changes in the Company’s contract assets and liabilities during the three months ended March 31, 2022 and 2021:

in CHF thousands	Balance at the beginning of the reporting period	Additions	Deductions	Balance at the end of the reporting period
Three months ended March 31, 2022:
Accrued income	975	164	(987)	152
Deferred income	717	—	(451)	266

Three months ended March 31, 2021:
Accrued income	1,591	781	(1,591)	781
Deferred income	306	781	(414)	673

During the three months ended March 31, 2022 and 2021, the Company did not recognize contract revenues as a result of changes in the contract asset and the contract liability balances in the respective periods nor from performance obligations satisfied in previous periods.

3.1	Licensing and collaboration agreements

For a discussion of our licensing and collaboration agreements for the fiscal year ended December 31, 2021, please refer to Note 13.1 “Licensing and Collaboration agreements” of our Annual Report on Form 20-F for the year ended December 31, 2021 filed on March 22, 2022.

As it relates to revenue recognition, there have been no significant events or transactions associated with our license and collaboration agreements that have occurred for the three months ended March 31, 2022.

3.2	Grant income

Grants from the Michael J. Fox Foundation

For a discussion of our Grants from the Michael J. Fox Foundation (“MJFF”) for the fiscal year ended December 31, 2021, please refer to Note 13.2 “Grant Income” of our Annual Report on Form 20-F for the year ended December 31, 2021 filed on March 22, 2022.

For the three months ended March 31, 2022 and 2021, the Company has recognized CHF 0.4 million and CHF 0.4 million in grant income, respectively. As of March 31, 2022, the Company has recorded CHF 0.2 million as deferred income.

Grant from the Target ALS Foundation

In Q1 2021, AC Immune was awarded a USD 0.3 (CHF 0.2) million grant from the Target ALS Foundation (“Target ALS”). This grant funds a collaboration between the Company and the Investigators at the Healey Center for ALS at Massachusetts General Hospital (“MGH”) to accelerate the development of the Company’s proprietary immunoassays to detect disease-associated forms of TDP-43 in CSF and blood samples.

For the three months ended March 31, 2022 and 2021, the Company recognized less than CHF 0.1 million, respectively. As of March 31, 2022, the Company recorded CHF 0.1 million in accrued income and CHF 0.1 million in deferred income, respectively.

4.	Loss per share

	For the Three Months March 31,
in CHF thousands except for share and per share data	2022	2021
Loss per share (EPS)
Numerator
Net loss attributable to equity holders of the Company	(18,848)	(16,734)
Denominator
Weighted-average number of shares outstanding used to compute EPS basic and diluted attributable to equity holders	83,486,354	72,305,949
Basic and diluted loss per share for the period attributable to equity holders	(0.23)	(0.23)

Potentially dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive were as follows:

	For the Three Months Ended March 31,
	2022	2021
Share options issued and outstanding	199,636	1,180,778
Restricted share awards subject to future vesting	521	14,711

5.	Property, plant and equipment

The following table shows the movement in the net book values of property, plant and equipment for the three months ended March 31, 2022:

	As of March 31, 2022
in CHF thousands	Furniture	IT Equipment	Lab Equipment	Leasehold Improvements	Assets Under Construction	Total
Acquisition Cost
Balance at December 31, 2021	263	1,756	9,142	810	695	12,666
Additions	3	38	173	2	36	252
Transfers	—	4	17	8	(29)	—
Balance at March 31, 2022	266	1,798	9,332	820	702	12,918

Accumulated depreciation
Balance at December 31, 2021	(106)	(1,316)	(5,739)	(389)	—	(7,550)
Depreciation expense	(13)	(72)	(339)	(36)	—	(460)
Balance at March 31, 2022	(119)	(1,388)	(6,078)	(425)	—	(8,010)

Carrying Amount
December 31, 2021	157	440	3,403	421	695	5,116
March 31, 2022	147	410	3,254	395	702	4,908

AC Immune continues to enhance its laboratory equipment to support its R&D functions and IT equipment. This effort has continued since the year ended December 31, 2021, with CHF 0.2 million invested in lab equipment, including the expansion of our leased lab space, and IT equipment, representing an increase of 1.9% from the beginning of the year in these categories.

6.	Right-of-use assets and lease liabilities

AC Immune recognized no additions for its right-of-use of leased assets for the three months ended March 31, 2022.

Regarding lease liabilities, the amortization depends on the rate implicit in the contract or the incremental borrowing rate for the respective lease component. The weighted averages of the incremental borrowing rates are 2.5% for buildings, 5.3% for office equipment and 2.6% for IT equipment, respectively.

The following table shows the movements in the net book values of right-of-use of leased assets for the three months ended March 31, 2022:

in CHF thousands	Buildings	Office Equipment	IT Equipment	Total
Balance as of December 31, 2021	2,776	98	40	2,914
Depreciation	(131)	(6)	(3)	(140)
Balance as of March 31, 2022	2,645	92	37	2,774

There are no variable lease payments that are not included in the measurement of lease obligations. All extension options have been included in the measurement of lease obligations.

For the three months ended March 31, 2022, and 2021, the impact on the Company’s consolidated statements of income/(loss) and consolidated statements of cash flows is as follows:

	For the Three Months Ended March 31,
in CHF thousands	2022	2021
Consolidated statements of income/(loss)
Depreciation of right-of-use assets	140	107
Interest expense on lease liabilities	18	14
Expense for short-term leases and leases of low value	174	187
Total	332	308

Consolidated statements of cash flows
Total cash outflow for leases	333	308

The following table presents the contractual undiscounted cash flows for lease obligations as of March 31, 2022:

in CHF thousands	As of March 31, 2022
Less than one year	638
1-3 years	1,253
3-5 years	1,052
Total	2,943

The Company also has deposits in escrow accounts totaling CHF 0.4 million for leases of the Company’s premises as of March 31, 2022 and December 31, 2021, respectively. These deposits are presented in Long-term financial assets on the Company’s condensed consolidated balance sheets.

7.	Accrued expenses
	As of
in CHF thousands	March 31, 2022	December 31, 2021
Accrued Expenses	10,571	16,736
Total	10,571	16,736

The Company paid CHF 3.7 million in the period for a previous accrual associated with our cost sharing arrangement with Janssen and CHF 2.3 million related to performance-related remuneration for the three months ended March 31, 2022.

8.	Intangible assets

AC Immune’s acquired IPR&D asset is a clinically-validated active vaccine candidate for the treatment of Parkinson’s disease. The asset is not yet ready for use until the asset obtains market approval and is therefore not currently being amortized. The carrying amount and net book value are detailed below:

	As of March 31, 2022			As of December 31, 2021
In CHF thousands	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Acquired IPR&D Asset	50,416	—	50,416	50,416	—	50,416
Total Intangible Assets	50,416	—	50,416	50,416	—	50,416

In accordance with IAS 36 Impairment of Assets, the IPR&D asset is reviewed at least annually for impairment by assessing the fair value less costs to sell (recoverable amount) and comparing this to the carrying value of the asset. The valuation is considered to be Level 3 in the fair value hierarchy in accordance with IFRS 13 Fair Value Measurement due to unobservable inputs used in the valuation. The Company has not determined the IPR&D asset to be impaired as of March 31, 2022.

9.	Prepaid expenses

Prepaid expenses include prepaid R&D costs, administrative and insurance costs totaled CHF 2.8 million and CHF 3.0 million as of March 31, 2022 and December 31, 2021, respectively.

10.	Cash and cash equivalents and short-term financial assets

The following table summarizes AC Immune’s cash and cash equivalents and short-term financial assets as of March 31, 2022 and December 31, 2021:

	As of
in CHF thousands	March 31, 2022	December 31, 2021
Cash and cash equivalents	57,835	82,216
Total	57,835	82,216

	As of
in CHF thousands	March 31, 2022	December 31, 2021
Short-term financial assets due in one year or less	116,000	116,000
Total	116,000	116,000

11.	Treasury shares

For a discussion of our at the market offering program with Jefferies LLC for the fiscal year ended December 31, 2021, please refer to Note 11 “Share capital” of our Annual Report on Form 20-F for the year ended December 31, 2021 filed on March 22, 2022.

As of March 31, 2022, the Company has 6,221,617 treasury shares remaining.

12.	Finance result, net

For the three months ended March 31, 2022 and 2021, AC Immune recorded less than CHF 0.1 million in net financial losses and CHF 0.5 million in net financial gains, respectively. The Company recorded CHF 0.1 million and CHF 0.5 million in foreign currency gains in the respective periods. Finally, the Company recorded CHF 0.2 million and less than CHF 0.1 million in interest expense in the respective periods.

13.	Subsequent events

Management has evaluated subsequent events after the balance sheet date, through the issuance of these Interim Condensed Consolidated Financial Statements, for appropriate accounting and disclosures. The

Company has determined that there were no other such events that warrant disclosure or recognition in these Interim Condensed Consolidated Financial Statements.